

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 20, 2006

Mr. Richard H. Miller
Chief Executive and Chief Financial Officer
Maui General Store, Inc.
P.O. Box 297
Hana, Maui, HI  96713

> **Re:** **Maui General Store, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed February 23, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006,**
> **June 30, 2006 and September 30, 2006**
> **Filed May 15, 2006, August 10, 2006 and November 13, 2006**
> **File No. 0-50441**

Dear Mr. Miller:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Financial Statements

1.      We note your disclosure in Note 1 at page 5 that you entered into a new
        development stage on January 1, 2006.  We are unaware of any provision in
        SFAS 7 which contemplates the entry into a new development stage subsequent
        to the time it is determined that an enterprise is no longer considered to be in the
        development stage.  Accordingly, please revise your filing to remove the
        additional financial information and disclosures provided pursuant to paragraphs
        10-13 of SFAS 7.  This comment also applies to your Form 10-QSB for the
        quarterly period ended June 30, 2006.

Condensed Consolidated Statements of Cash Flows, page 3

2.      Please revise your statements of cash flows to properly present the cash flows of
        discontinued operations for the nine months ended September 30, 2005.  In this
        regard, you should begin the operating activities section with a reconciliation of
        "net loss".  "Net income from discontinued operations" should be deducted from
        "net loss" to arrive at "net loss before discontinued operations."  Your statements
        of cash flows should present a subtotal of cash provided by (used in) continuing
        activities and a line item for cash provided by (used in) discontinued activities to
        total net cash provided by (used in) the operating, investing and financing
        activities sections of this statement.

Exhibit 31

3.      Please revise your certification to address the following:

        •   properly reference Exchange Act Rules 13a-15(e) and 15d-15(e) in the
            introductory language in paragraph 4, and
        •   reference "internal control over financial reporting" instead of "internal
            controls over financial reporting" in paragraphs 4(c), 5, 5(a) and 5(b).

        Please refer to Release No. 33-8238 for an example certification, at
        http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and

provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,


William Choi
Branch Chief


cc:     Mr. Robert Brantl
        52 Mulligan Ln
        Irvington, NY  10533